EXHIBIT 99.1

SECOND SHAREHOLDER RIGHTS PLAN AMENDMENT AGREEMENT

This agreement ("Rights Plan Amendment"), dated as of June 29, 2011, is made between Banro Corporation (the "Corporation"), a corporation incorporated under the Canada Business Corporations Act, and Equity Financial Trust Company (formerly named Equity Transfer & Trust Company and, prior to that name, Equity Transfer Services Inc.), a corporation incorporated under the Ontario Business Corporations Act (the "Rights Agent");

WHEREAS the Corporation and the Rights Agent are parties to a shareholder rights plan agreement dated as of April 29, 2005, which established a shareholder rights plan for the Corporation;

AND WHEREAS the said shareholder rights plan agreement was amended pursuant to a shareholder rights plan amendment agreement dated as of June 27, 2008 entered into between the Corporation and the Rights Agent (the said shareholder rights plan agreement as amended by the said amendment agreement shall be referred to herein as the "Rights Agreement");

AND WHEREAS the board of directors of the Corporation has determined it advisable to further amend the Rights Agreement as set forth herein, and such amendment has been approved by the shareholders of the Corporation in accordance with the Rights Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the Corporation and the Rights Agent hereby amend the Rights Agreement as follows:

1.	Interpretation

This Rights Plan Amendment is supplemental to and shall form one agreement with the Rights Agreement, and the Rights Agreement and this Rights Plan Amendment shall be read together and have effect so far as practicable as though all the provisions thereof and hereof were contained in one instrument.

2.	Amendment

The Rights Agreement is hereby amended as follows:

(a)	the definition of "Expiration Time" in subsection 1.1(y) is amended by changing the reference to "2011" contained therein to "2014".

3.	Confirmation

The parties hereto hereby acknowledge and confirm that, except as specifically amended by the provisions of this Rights Plan Amendment, all of the terms and conditions contained in the Rights Agreement are and shall remain in full force and effect, unamended, in accordance with the provisions thereof.

4.	Execution in Counterparts

This Rights Plan Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Rights Plan Amendment to be duly executed as of the date first above written.

BANRO CORPORATION

By:	/s/ Arnold T. Kondrat
Arnold T. Kondrat, Executive Vice President

By:	/s/ Donat K. Madilo
Donat K. Madilo, Chief Financial Officer

EQUITY FINANCIAL TRUST COMPANY

By:	/s/ Shelley Martin
Shelley Martin, Senior Trust Officer

By:	/s/ Derrice Richards
Derrice Richards, Senior Advisor Trust Services